As filed with the Securities and Exchange Commission on September 24, 2002

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

eLoyalty Corporation

(Exact name of Registrant as specified in its charter)

Delaware	36-4304577
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

150 Field Drive, Suite 250

Lake Forest, Illinois 60045
(847) 582-7000
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Kelly D. Conway

President and Chief Executive Officer
eLoyalty Corporation
150 Field Drive, Suite 250
Lake Forest, Illinois 60045
(847) 582-7000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert S. Wert Vice President and General Counsel eLoyalty Corporation 150 Field Drive, Suite 250 Lake Forest, Illinois 60045 (847) 582-7000	Jodi A. Simala Mayer, Brown, Rowe & Maw 190 S. LaSalle Street Chicago, Illinois 60603 (312) 782-0600

    Approximate date of commencement of proposed sale to the public: Any time and from time to time after the effective date of this Registration Statement as the selling stockholders may determine.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

    If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class Of	Amount to be	Proposed Maximum	Proposed Maximum	Amount of the
Securities to be Registered	Registered(1)	Offering Price Per Unit(2)	Aggregate Offering Price(2)	Registration Fee(3)

Common Stock, $0.01 par value	3,321,339	$4.25	$14,115,691	$1,298.64

Preferred Stock Purchase Rights	33,213,390	(4)	(4)	(4)

(1)	The amount to be registered includes 3,121,341 shares of common stock (and 31,213,410 preferred stock purchase rights) initially issuable upon conversion of 3,121,341 shares of our 7% Series B convertible preferred stock, $0.01 par value per share, and, pursuant to Rule 416 under the Securities Act of 1933, as amended, such indeterminable number of shares of common stock and rights as may be issued from time to time upon conversion of those shares of Series B preferred stock by reason of adjustment of the conversion price under certain limited circumstances, including stock splits, stock dividends or certain other capital adjustments.
(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act, based on the average of the high and low prices reported on the Nasdaq National Market on September 19, 2002.
(3)	Pursuant to Rule 457(p) under the Securities Act, the entire registration fee due with respect to this registration, or $1,298.64, is being paid by applying a portion of the filing fee paid in connection with the unsold securities under the Registrant’s Registration Statement on Form S-3 (Reg. No. 333-70078) filed on September 25, 2001.
(4)	The preferred stock purchase rights initially are attached to and trade with the shares of common stock being registered hereby. Value attributable to such rights, if any, is reflected in the market price of the common stock.

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

ABOUT THIS PROSPECTUS
eLOYALTY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
EXPENSES
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
DOCUMENTS INCORPORATED BY REFERENCE
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX
EX-4.12 Letter Agreement
EX-5.1 Opinion/Consent of Mayer, Brown, Rowe & Maw
EX-23.2 Consent of PricewaterhouseCoopers LLP

Subject to Completion, Dated September 24, 2002

PROSPECTUS

3,321,339 Shares of Common Stock

eLoyalty Corporation

          All of the common stock of eLoyalty Corporation offered under this prospectus is being sold by certain of our stockholders named herein under “Selling Stockholders” on page 12. The selling stockholders are offering up to a total of 3,321,339 shares of our common stock, par value $0.01 per share, including up to 3,121,341 shares of common stock that may be issued upon the conversion of shares of our 7% Series B convertible preferred stock.

          The applicable selling stockholder will receive all the proceeds from any sales of the shares of common stock offered by this prospectus. We will not receive any of the proceeds from the sale of these shares.

          Our common stock is quoted on the Nasdaq National Market under the symbol “ELOY.” On September 19, 2002, the last reported sale price for our common stock was $4.31 per share.

          Investing in our common stock involves certain risks. Before buying any shares you should read the discussion of material risks of investing in our common stock in “Risk Factors” beginning on page 2.

          The selling stockholders have not advised us of any specific plans for the distribution of the shares covered by this prospectus. It is anticipated, however, that the shares will be offered and sold by the selling stockholders from time to time in transactions on the Nasdaq National Market, in privately negotiated transactions, or by a combination of such methods of sale, at such fixed prices as may be negotiated from time to time, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The selling stockholders may effect such transactions by selling the shares to or through broker-dealers and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of the shares for whom such broker-dealers may act as agent or to whom they sell as principal or both (which compensation to a particular broker-dealer might be in excess of customary commissions). See “Plan of Distribution.”

          We have registered the offer and sale of shares under this prospectus pursuant to registration rights granted to the selling stockholders. We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy and adequacy of the disclosures in this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                           ,

ABOUT THIS PROSPECTUS

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock.

      Our logo and the names of our products and services used in this prospectus are our trademarks, trade names or service marks. Each trademark, trade name or service mark of another company appearing in this prospectus belongs to its holder, and does not belong to us.

eLOYALTY

      We are a leading management consulting and systems integration company focused exclusively on customer relationship management (“CRM”). We deliver a broad range of services throughout North America and Europe, including strategy and measurement, program management, customer service operations, technology enablement, change management and on-going technical managed services. The combination of methodologies and technical expertise enables us to deliver the tangible economic benefits of customer loyalty for our Fortune 1000 clients. Since our inception in 1994 as a business unit of Technology Solutions Company, we have developed management consulting and technology capabilities in an effort to lead the development of, and stay at the forefront of, the CRM market, with the specific focus on incorporating new technologies into CRM solutions.

      We were incorporated in Delaware in May 1999 as a wholly-owned subsidiary of Technology Solutions in anticipation of a spin-off from that company. In February 2000, Technology Solutions transferred the businesses of its eLoyalty division to the recently-formed Delaware corporation and declared a dividend, payable to Technology Solutions stockholders, based upon a ratio of one share of our common stock for every one share of Technology Solutions common stock held. Effective February 15, 2000, the shares of our common stock were distributed to Technology Solutions’ stockholders and we became a separate, publicly traded company.

      Our executive offices are located at 150 Field Drive, Suite 250, Lake Forest, Illinois 60045, and our telephone number at that location is (847) 582-7000.

RISK FACTORS

      You should carefully consider the risks described below, together with all of the other information included or that we have incorporated by reference in this prospectus, before deciding whether to invest in our common stock. If any of the following risks actually occurs, there could be a material adverse effect on our business, financial condition or results of operations. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Relating To Our Business

Economic uncertainties or negative economic conditions, including a substantial or prolonged economic downturn, may continue to adversely affect our results of operations.

      Demand for our services by our existing and prospective clients decreased from 2000 through the middle of 2002 and may continue to decrease because of prevailing economic uncertainties or adverse economic conditions. Continuation or worsening of the current economic slowdown, as well as other future negative business, capital market and economic events, conditions or volatility, may cause companies to reduce their budgets for outside consultants in general or for information technology-related projects in particular, which in turn could adversely affect both the demand for our services and the related revenue stream and increase price competition. Terrorist attacks impacting the United States, or the actual or perceived threat thereof, and any responsive actions may exacerbate negative economic, market or business conditions and uncertainties. We have experienced and may continue to experience uncertainties in connection with the attraction of new clients, the continuation of existing and new engagements with existing clients and the timing of related client commitments, including, without limitation, delays or deferrals by clients of new engagements or existing project extensions or cancellations.

      We presently expect the current economic slowdown and resulting uncertain client expenditure commitments and extended decision time frames to persist during the remainder of 2002. We are continuing to experience deferrals of proposed new projects and project extensions, with pipeline prospects being converted into firm engagements at a less certain rate and on a longer cycle than during prior years.

      The continuation, worsening or future realization of any of these uncertainties or conditions could further adversely affect our business and results of operations. We have undertaken cost-savings initiatives to manage our expenses relative to our revenues, but we may not be able to adequately or timely control our costs to maintain our margins. If we are unable to do so, we may be unable to compete successfully with our existing or new competitors.

We depend on a limited number of clients for a significant portion of our revenue, and the loss of a significant customer or a substantial decline in the number or scope of projects we do for a significant customer would have an adverse effect on our business.

      We currently derive and expect to continue to derive a significant portion of our revenues from a limited number of clients. The volume of work that we perform for a specific client is likely to vary from year to year, and a major client in one year may not use our services in a subsequent year. However, to the extent that any significant client uses less of our services or terminates its relationship with us, as may occur as clients respond to adverse economic or demand conditions affecting their own business, our revenues could decline substantially. As a result, the loss of any major client could seriously harm our business.

      By way of example, in early June 2001, Agilent Technologies notified us of its cancellation of a project on which we and other third parties were engaged. Agilent had been our single largest customer, contributing approximately $8 million, or 22.8%, of our total revenues for the second quarter of 2001 and approximately 19% and 15%, respectively, of our total revenues for the first quarter of 2001 and the prior fiscal year. In general, as our revenues have declined, our customer concentration has grown, increasing our potential exposure to the loss of a single major customer. During the second quarter of 2002, four clients each accounted for more than 10% of our revenues. Our top 20 customers contributed 90% of total revenues for the second quarter of 2002, as compared to 92% for the second quarter of 2001.

We may have to take a significant charge to earnings and write down assets on our balance sheet if our operating results do not improve.

      During the second quarter of 2001, we established a valuation allowance against the benefit of certain international operating unit tax losses previously recognized and ceased recognizing the benefit of losses incurred by these operating units. As of June 29, 2002, we had a valuation allowance of $15.5 million relating to these international operating unit tax losses.

      We had a deferred tax asset of $22.4 million as of June 29, 2002, reflecting primarily the benefit of U.S. loss carryforwards, which expire in periods through 2022. Realization of this asset is dependent on generating sufficient taxable income in the United States that can be offset against these loss carryforwards prior to their expiration. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term through the recording of an additional valuation allowance if current estimates of the timing and amount of future taxable income during the carryforward period are significantly revised, or if we undergo an ownership change for purposes of Section 382 of the Internal Revenue Code. An ownership change would occur if the stockholders who own or have owned, directly or indirectly, 5% or more of our common stock or are otherwise treated as 5% stockholders under Section 382 and the regulations promulgated thereunder, increase their aggregate percentage ownership of our stock by more than 50 percentage points over the lowest percentage of the stock owned by these stockholders at any time during the testing period, which is generally the three-year period preceding the potential ownership change. In the event of an ownership change, Section 382 imposes an annual limitation on the amount of taxable income a corporation may offset with NOL carryforwards. Any unused annual limitation may be carried over to later years until the applicable expiration date for the respective NOL carryforwards.

We depend on good relations with our major clients and any harm to these good relations may harm our ability to compete effectively.

      To attract and retain clients, we depend to a large extent on our relationships with our customers and our reputation for high quality professional services and solutions. We create, implement and maintain CRM and other applications and CRM solutions that are often critical to our clients’ businesses. While we believe that we generally enjoy good relations with our clients, if a client is not satisfied with our services, products or solutions, including those of subcontractors we employ, it may be damaging to our reputation and business. Any defects or errors in our CRM services or solutions or failure to meet our clients’ expectations could result in:

•	delayed or lost revenues due to adverse client reaction;

•	requirements to provide additional services to a client at a reduced or no charge;

•	negative publicity, which could damage our reputation and adversely affect our ability to attract or retain clients; and

•	claims for damages against us, regardless of our responsibility for such failure.

If we fail to meet our contractual obligations with our clients, we could be subject to legal liabilities or loss of clients. Although our contracts typically include provisions to limit our exposure to legal claims for the services and solutions we provide and the applications and systems we develop or integrate, these provisions may not protect us in all cases.

If we do not effectively manage the risks associated with increasingly complex client projects and new services offerings, our profit margins and our financial results may suffer.

      We may fail to accurately estimate the time and resources necessary for the performance of our services. It can be difficult to judge the time and resources necessary to complete a project. A number of different risks must be accounted for, including, without limitation, the variability and predictability of the number, size, scope, cost and duration of, and revenues from, client engagements, unanticipated cancellations or deferrals of client projects or follow-on phases of engagements in process, collection of revenues and variable employee utilization rates, project personnel costs and project requirements. Accurate estimates as to the costs and timing of completion of projects is particularly important for the limited number of our projects that are performed on a fixed-price or fixed-time basis. Our failure to accurately estimate these risks could reduce the profitability of, or result in a loss on, our projects and could damage our client relationships and our reputation.

Our ability to retain our existing professionals, and our ability to recruit additional talented professionals, are critical to the success of our business.

      We believe that our success will depend substantially on our ability to attract, train, motivate and retain highly skilled management, strategic, technical, product development and other key professional employees. Despite recent workforce reductions and other changes in the competitive landscape, the information technology professional services industry continues to be people-intensive and faces a shortage of qualified personnel, especially those with specialized skills or experience. We compete with other companies to recruit and hire from this limited pool. If we cannot hire and retain qualified personnel, or if a significant number of our current employees leave, we may be unable to complete or retain existing projects or bid for new projects of similar scope and revenue.

      We have reduced the number of our employees through workforce reductions in 2001 and early 2002 and may take additional cost reduction measures. The impact on employee morale of these cost reduction measures may adversely affect our ability to retain our key professionals and attract additional needed talent.

      If one or more of our key personnel were unable or unwilling to continue in their present positions, they could be difficult to replace and our business could be seriously harmed. This would result not only in the loss of key employees, but also potentially in the loss of client relationships or new business opportunities. In addition, there is no guarantee that the employee and customer non-solicitation and non-competition agreements we have entered into with our senior professionals would deter them from departing us for our competitors or that such agreements would be upheld and enforced by a court or other arbiter across all jurisdictions where we engage in business.

Our industry is very competitive and, if we fail to compete successfully, our market share and business will be adversely affected.

      We operate in a highly competitive and rapidly changing market and compete with a variety of organizations that offer services similar to those we offer. The market includes a variety of participants that compete with us at various levels of our business, including strategic consulting firms, systems integrators, general information technology services providers, web consulting firms, application service providers, and other firms that provide both consulting and systems integration services and solutions. New market entrants also pose a threat to our business. We believe that our principal competitors are: Accenture, Cap Gemini Ernst & Young, Deloitte Consulting, KPMG Consulting and PricewaterhouseCoopers.

      Many of our competitors have longer operating histories, more clients, longer relationships with their clients, greater brand or name recognition and significantly greater financial, technical, marketing and public relations resources than we do. As a result, our competitors may have enhanced abilities to compete for specific clients and market share generally, including through substantial economic incentives to clients to secure contracts. Existing or future competitors may develop or offer solutions that are comparable or superior to ours at a lower price. In addition, our competitors may be in a better position to respond quickly to new or emerging technologies and changes in client requirements or expectations. They may also develop and promote their products and services more effectively than we do and be better able to compete for skilled professionals by offering substantial compensation incentives.

We must keep pace with the rapid rate of technological innovation and change, as well as evolving industry standards, in order to build our business.

      Our industry is characterized by rapid and continually changing technologies, the introduction of many new products and services and evolving industry standards and client preferences. Our solutions must meet the requirements of and achieve significant acceptance among our current and prospective clients within this environment. Our future business will depend on our continuing ability to adapt to and incorporate changing technologies and emerging industry standards and to remain knowledgeable with respect to emerging CRM technology, customer loyalty research and applied CRM solutions.

      In addition, our future business depends upon continued growth in the acceptance and use of CRM methodologies and technologies by our current and prospective clients and their customers and suppliers. Their acceptance and usage in turn may depend upon factors such as: the actual or perceived benefits of adoption and implementation of CRM methodologies and technologies, including the predictability of a meaningful return on investment, cost efficiencies or other measurable economic benefits; their actual or perceived ease of use and access to such new technologies and methodologies; and their willingness to adopt new business methods incorporating a customer-centric approach.

      We cannot assure you that we will be successful in anticipating or responding to these developments and challenges on a timely or competitive basis or at all, or that our ideas and solutions will be successful in the marketplace. In addition, new or disruptive technologies and methodologies by our competitors may make our service or solutions offerings uncompetitive. Any of these circumstances could adversely affect our ability to obtain and successfully complete substantial new client engagements that are important to maintain and grow our business. The recent growth of and intensifying competition within the CRM market may increase these challenges.

We depend on our ability to rapidly learn, use and integrate software and other technology developed by third parties to successfully compete in the CRM market, and our ability to maintain and grow our business may be affected by our ability to maintain strong relationships with CRM software providers and other alliance partners.

      To provide our CRM solutions and services, we rely on third party software, telephony and other infrastructure and related services. If we are unable to integrate these components in a fully functional manner, we may experience difficulties that could delay or prevent the successful development, introduction or marketing of new solutions. We could also incur substantial costs if we need to modify our services or infrastructure to adapt to changes in these third party products and services.

      We have invested time and resources in seeking to maintain strong relationships with CRM software providers and we plan to make additional investments in the future. The benefits we anticipate from these relationships play an important role in our future growth strategies. We rely on these relationships with third party vendors and alliance partners to allow us to rapidly learn about their existing and next generation technologies, to develop appropriate methods to integrate their products and services into our solutions and to obtain joint sponsorship of solutions offerings. If we are unable to initiate and successfully maintain these relationships, we may fail to obtain the future benefits we hope to derive from them and significantly reduce our ability to successfully create and deploy new solutions offerings incorporating their technologies. In addition, we may be adversely affected by the failure of one or more of our vendors or alliance partners, which could lead to reduced marketing exposure, fewer sales leads or joint marketing opportunities and a diminished ability to gain access to or develop leading-edge solutions. As our most important alliance relationships are non-exclusive, our alliance partners are also free to establish similar or preferred relationships with our competitors. These circumstances could adversely impact the success of our growth strategies that, in turn, could adversely affect our results of operations.

We are subject to risks related to adjustments in our operations, business model or geographic business locations.

      As we adapt to current and future economic and demand conditions, we may incur significant unanticipated costs associated with reorganizations or other adjustments in our operations, business model and geographic business locations. These risks include, without limitation, the timely and cost-effective implementation of revised operating, financial and other infrastructure systems, operational and management structures and procedures. We may require different or additional improvements in infrastructure, computers, software and application integration or incur potential exit or closure cost as we refocus our business. Our failure to efficiently manage any such adjustments could cause us to lose business opportunities with both existing and potential clients and could adversely affect our results of operations.

It may be difficult for us to sufficiently access the debt or equity markets to meet our financial needs.

      We may need to raise additional funds in the future, through public or private debt or equity financings, which may not be available on terms favorable to us or at all. Any additional capital we raise through the sale of equity may dilute your ownership percentage in us. Although we sustained an operating and net loss for fiscal 2001, we believe that existing cash resources, including cash raised in a December 2001 private placement transaction and related rights offering, will be sufficient to satisfy our operating cash needs for the next 12 months. Any substantial decline in our revenues, however, would likely cause us to use cash more rapidly than anticipated and could require us to raise additional funds. Future decreases in our operating results, cash flow or stockholders’ equity may impair our future ability to raise these funds as and when needed. As a result, we may not be able to maintain adequate liquidity to support our operations, take advantage of new service or solutions offerings or business expansion opportunities or respond to competitive pressures.

We have a limited ability to protect our intellectual property rights, which are important to our success and competitive position.

      Our ability to protect our proprietary software, methodologies and other intellectual property is important to our success and our competitive position. We generally rely on a combination of confidentiality policies, nondisclosure, license and other contractual arrangements with our clients, employees and corporate partners and trade secrets, copyright and trademark laws to protect our intellectual property. Despite our efforts to protect our intellectual property rights from unauthorized use or disclosure, parties may attempt to disclose, obtain or use our rights. The steps we take may not be adequate to prevent or deter infringement or other misappropriation of our intellectual property rights. In addition, we may not detect unauthorized use of, or take timely and effective actions to enforce and protect, our intellectual property rights. Existing laws of some countries in which we provide services or solutions afford more limited protection of intellectual property rights than laws in the United States.

      We may be required to obtain licenses from others to refine, develop, market and deliver current and new services and solutions. There can be no assurance that we will be able to obtain any of these licenses on commercially reasonable terms or at all, or that rights granted by these licenses ultimately will be valid and enforceable.

Others could claim that our services, software or solutions infringe their intellectual property rights or violate contractual protections.

      Although we believe that our services, software and solutions do not infringe the intellectual property rights of others, we cannot be sure of that. We or our clients may be subject to claims that our services, products or solutions, or the products of others that we offer to our clients, infringe the intellectual property rights of others. Any infringement claims may result in substantial costs, divert management attention and other resources, harm our reputation and prevent us from offering some services, software or solutions. A successful infringement claim against us could materially and adversely affect our business.

      In our contracts, we generally agree to indemnify our clients for expenses and liabilities resulting from claimed infringement by our services, software or solutions, excluding third party components, of the intellectual property rights of others. In some instances, the amount of these indemnities may be greater than the revenues we receive from the client. In addition, our business includes the development of customized software modules in connection with specific client engagements, particularly in our systems integration business. We often assign to clients the copyright and, at times, other intellectual property rights in and to some aspects of the software and documentation developed for these clients in these engagements. Although our contracts with our clients generally provide that we also retain rights to our intellectual property, it is possible that clients may assert rights to, and seek to limit our ability to resell or reuse, this intellectual property.

Increasing government regulation could cause us to lose clients or impair our business.

      We are subject not only to regulations applicable to businesses generally, but we and the solutions we offer to our clients also may be subject to United States and foreign laws and regulations directly applicable to electronic commerce, the Internet and data privacy. Legislation recently adopted and being implemented in the Unites States and abroad, as well as legislative initiatives that may be considered in the future, may increase regulation of the Internet and impose additional restrictions relating to the privacy of personal data. We may be affected indirectly by any such legislation to the extent that it decreases acceptance or growth of the Internet or otherwise impacts our existing and prospective clients. Any such laws and regulations therefore could affect our existing business relationships or prevent us from getting new clients.

Risks associated with international operations may adversely affect our business.

      Our international operations create special risks, including those relating to the economic conditions in each country, potential currency exchange and credit volatility, restrictions on the movement of cash and certain technologies across national borders, tax issues resulting from multiple tax laws, compliance with a variety of other foreign national and local laws and regulations, political instability and management of a geographically dispersed organization. If not adequately addressed, these risks may adversely affect our business. For the second quarter of 2002, 17% of our revenues were derived from our international operations. A majority of our international revenue and costs have been denominated in foreign currencies, and we believe that an increasing portion will be so denominated in the future. To date, we have not engaged in any foreign exchange hedging transactions, and we are therefore subject to foreign currency risk.

      We also believe that, to be successful, we will need to maintain an international presence and ultimately expand our foreign customer base and revenues. Our ability to maintain and grow our international operations are likely to be adversely impacted if we are unable to expand our international sales, delivery, management and support organizations, hire additional personnel, customize our solutions for use in local markets, develop relationships with international service providers and establish relationships with additional distributors and third party vendors. Even if we are able to successfully maintain and expand international operations, we cannot be certain that international market demand for our solutions will increase.

If growth in the use of CRM technologies declines, demand for our services may decrease.

      CRM application and infrastructure technologies are central to many of our solutions. Our business depends upon continued growth in the use of these technologies by our clients, prospective clients and their customers and suppliers. If the number of users of this technology does not increase and commerce using this technology does not become more accepted and widespread, demand for our services may decrease. Factors that may affect the usage of this technology include:

•	actual or perceived lack of security of information;

•	lack of access and ease of use;

•	congestion of Internet traffic or other usage delays;

•	inconsistent quality of service;

•	uncertainty regarding intellectual property ownership;

•	reluctance to adopt new business methods; and

•	costs associated with the obsolescence of existing infrastructure.

Our financial results are subject to significant fluctuations because of many factors, any of which could adversely affect our stock price.

      It is possible that in some future periods our operating results may be below the expectations of public market analysts and investors. In this event, the price of our common stock may fall. Our revenues and operating results may vary significantly due to a number of factors, many of which are not in our control. These factors include:

•	unanticipated cancellations or deferrals of, or reductions in the scope of, major projects;

•	our ability to deliver complex projects and the number, size and scope of our projects;

•	our client retention and acquisition rate and the length of the sales cycle associated with our solutions;

•	the efficiency with which we utilize our employees, plan and manage our existing and new projects and manage future growth;

•	changes in pricing policies by us or our competitors;

•	number of billing days; and

•	seasonal availability of employees.

We must maintain our reputation and expand our name recognition to remain competitive.

      We believe that establishing and maintaining a good reputation and brand name is critical for attracting and expanding our targeted client base. If our reputation is damaged or if potential clients do not know what solutions we provide, we may become less competitive or lose our market share. Promotion and enhancement of our name will depend largely on our success in providing high quality services, software and solutions, which cannot be assured. If clients do not perceive our solutions to be effective or of high quality, our brand name and reputation could be materially and adversely affected.

      Our clients use our solutions for critical applications. Any errors, defects or other performance problems, including those in our proprietary software or products supplied by third party vendors, could result in financial or other damages. In addition to any liability we might have, performance problems could also adversely affect our brand name and reputation.

Risks Relating To Your Ownership Of Our Shares

Our stock price may fluctuate significantly.

      The market price of our common stock could be subject to significant fluctuations in response to our operating results, changes in earnings estimates by securities analysts or our ability to meet those estimates, publicity regarding the CRM industry in general or any of our significant clients and other factors. Some or all of these factors may be beyond our control. In particular, the realization of any of the risks described in these “Risk Factors,” including the possibility of substantial sales of our common stock, could have a significant and adverse impact on the market price of our common stock. In addition, the stock market in general has experienced extreme volatility that has often been seemingly unrelated to the operating performance of particular companies, particularly those that are technology related. These broad market fluctuations may adversely affect the trading price of our common stock. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of their securities. Such litigation could result in substantial costs and a diversion of management’s attention and resources.

The market price for our common stock could be adversely affected by substantial sales in the public market or by the large number of our shares eligible for such future sale.

      Sales of substantial amounts of our common stock in the public market, including common stock issued upon conversion of our 7% Series B convertible preferred stock, or the perception that such sales might occur could have a material adverse effect on the price of our common stock. Shares of our outstanding common stock are freely tradable, except for shares held by persons who may be deemed to be our “affiliates.” In addition, a substantial number of shares of our common stock will be available for future sale by us.

      As of September 1, 2002, options to purchase an aggregate of approximately 601,000 shares of our common stock were outstanding under our 1999 and 2000 stock incentive plans. In addition to the shares reserved for issuance upon exercise of these outstanding options, as of that date approximately 646,000 additional shares of our common stock remain available, and had been reserved, for issuance under our 1999 and 2000 stock incentive plans. On the first day of each fiscal year, an additional number of shares equal to 5% of the number of shares of our common stock then outstanding will be added to the number of shares available under our 1999 stock incentive plan. We have filed registration statements covering the issuance of shares of our common stock pursuant to those plans. Accordingly, the shares issued pursuant to those plans will be freely tradable, subject to the restrictions on resale by persons who may be deemed to be our affiliates. As of September 1, 2002, we had outstanding approximately 1,091,000 shares of restricted common stock held by certain officers and employees. In addition, as of September 1, 2002 we were committed to issue approximately 156,000 shares of common stock to various employees pursuant to installment stock awards over the five-year period ending in the first half of 2007. These shares will generally be freely tradable upon vesting, in the case of the restricted shares, or upon issuance, in the case of shares to be issued to non-U.S. employees. In addition, we have an employee stock purchase plan that allowed our employees to purchase a limited number of our shares at a discount to the market price. We suspended that plan in March 2002, and as of the date hereof have no intention to revive the plan in the foreseeable future.

      Further, as of September 1, 2002 we had outstanding 4,562,240 shares of Series B preferred stock. Each share of Series B preferred stock is convertible into one share of common stock (subject to adjustment for stock splits, stock dividends and similar actions). The shares of common stock issuable upon conversion of the Series B preferred stock will be freely tradable, except for shares held by persons who may be deemed to be our affiliates and except for shares issuable upon the conversion of the Series B preferred stock issued to funds affiliated with Technology Crossover Ventures and Sutter Hill Ventures in our December 2001 private placement transaction (the sale of which is being registered by the filing of the registration statement of which this prospectus forms a part).

      Upon sale pursuant to the shelf registration statement that contains this prospectus, the offered shares will be freely tradable in the hands of persons other than our affiliates.

A limited number of stockholders hold a large percentage of our aggregate voting power, which may limit the ability of our other stockholders to influence the outcome of director elections and other matters submitted for a vote of our stockholders.

      As of September 1, 2002, various funds affiliated with Technology Crossover Ventures held approximately 24.1% of our aggregate outstanding voting power, and various funds affiliated with Sutter Hill Ventures held approximately 13.9% of our aggregate outstanding voting power. In addition, a representative from each of Technology Crossover Ventures and Sutter Hill Ventures sits on our Board of Directors. As a result, Technology Crossover Ventures and Sutter Hill Ventures have significant influence in determining the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including the election of directors and mergers, consolidations and the sale of all or substantially all of our assets. This influence may limit the ability of our other stockholders to affect the result of any such matter.

      This prospectus covers the offer and sale of shares held by Technology Crossover Ventures and Sutter Hill Ventures, and was prepared to satisfy some of the registration rights we granted to them in connection with a December 2001 private placement. We cannot assure you that they will sell shares in an amount sufficient to reduce their overall influence over our company, or that they will not purchase additional shares in the future.

Our outstanding preferred stock has certain preferences over our common stock with regard to liquidation and dividends, and our ability to issue additional preferred stock may adversely affect the rights of our common stockholders.

      Our Series B preferred stock accrues dividends at the annual rate of 7% of the original issuance price of that stock (which was $5.10 per share). The preferred stock also has a liquidation preference equal to the purchase price for that preferred stock plus all accrued and unpaid dividends. In addition, our Certificate of Incorporation authorizes the issuance of additional “blank check” preferred stock, which would have the designations, right and preferences as may be determined from time to time by our Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue additional preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the holders of our common stock. This preferred stock could be used, under certain circumstances, as a method of discouraging, preventing or delaying a change in control of eLoyalty.

Because it is unlikely that we will pay dividends, you will only be able to benefit from holding our stock if the stock price appreciates.

      We currently intend to retain any future earnings for funding growth and, therefore, do not expect to pay any dividends in the foreseeable future. As a result of not collecting a dividend, there is a risk that you will not experience a return on your investment, unless the price of our common stock appreciates and you sell your shares of common stock at an appreciated price.

Provisions in our corporate documents could delay or prevent a change in control of eLoyalty, which could adversely affect the price of our common stock.

      The existence of some provisions in our corporate documents and Delaware law could delay or prevent a change in control of eLoyalty, which could adversely affect the price of our common stock. Our certificate of incorporation and bylaws contain provisions that may make the acquisition of control of eLoyalty more difficult, including provisions relating to the nomination, election and removal of directors and limitations on actions by our stockholders. For example, our certificate of incorporation provides that the board of directors will be divided into three classes as nearly equal in size as possible with staggered three-year terms. This classification of the board of directors has the effect of making it more difficult for stockholders to change the composition of the board of directors. In addition, our preferred stock purchase rights would cause substantial dilution to any person or group who attempts to acquire a significant interest in eLoyalty without advance approval from our board of directors.

FORWARD-LOOKING STATEMENTS

      Some of the statements contained or incorporated by reference in this prospectus constitute “forward-looking statements,” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, that are based on current management expectations, forecasts and assumptions. These include, without limitation, statements containing the words “believes,” “anticipates,” “estimates,” “expects,” “plans,” “intends,” “projects,” “future” and similar expressions, references to plans, strategies, objectives and anticipated future performance and other statements that are not strictly historical in nature. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements. Such risks, uncertainties and other factors that might cause such a difference include, without limitation, those noted under “Risk Factors” beginning on page 2 of this prospectus. Readers should also carefully review the risk factors described in other documents we file from time to time with the Commission, including our Annual Report on Form 10-K for the fiscal year ended December 29, 2001 and the other documents incorporated by reference into this prospectus.

      Readers are cautioned not to place undue reliance on forward-looking statements. They reflect opinions, assumptions and estimations only as of the date they were made, and we undertake no obligation to publicly update or revise any forward-looking statements in this prospectus, whether as a result of new information, future events or circumstances, or otherwise.

USE OF PROCEEDS

      We will not receive any proceeds from the sale of the shares being offered by the selling stockholders, nor will such proceeds be available for our use or benefit.

SELLING STOCKHOLDERS

      We are registering all of the shares of common stock covered by this prospectus for reoffers and resales by certain stockholders of eLoyalty. All of the shares offered by the selling stockholders hereunder (1) have been or will be acquired upon the conversion of our 7% Series B convertible preferred stock, which was issued and sold by us to the selling stockholders in a private placement we completed in December 2001, or (2) were acquired pursuant to a private placement we completed in May 2000. We are registering the offer and sale of these shares to satisfy some of the registration rights we granted to the selling stockholders in connection with the December 2001 private placement pursuant to an amended and restated investor rights agreement dated December 19, 2001. Under that agreement, we are required to maintain the effectiveness of the registration statement relating to these shares until all of the common stock issuable in respect of the Series B preferred stock sold in the private placement can be sold in any and all three month periods under Rule 144 under the Securities Act (without giving effect to Rule 144(k)). The agreement also provides the selling stockholders with certain piggyback registration rights.

      The following table sets forth information with respect to the number of shares of common stock beneficially owned by each of the selling stockholders as of September 1, 2002. For this purpose, beneficial ownership includes any shares the selling stockholder can vote or transfer, shares subject to stock options and warrants that are currently or become exercisable within 60 days of such date and shares subject to convertible securities that are currently or become convertible within 60 days of such date.

	Shares Beneficially
	Owned Prior to Sale of		Number of Shares	Shares Beneficially
	Shares Covered		Covered by this	Owned After Sale of Shares
	by this Prospectus		Prospectus	Covered by this Prospectus

	Number of		Number of	Number of
Name of Selling Stockholder	shares (1)	Percent (2)	shares (1)	shares	Percent (2)

TCV IV, L.P. (3)	2,035,518	26.2	1,684,724	350,794	4.5

TCV IV Strategic Partners, L.P. (3)	76,544	1.2	63,464	13,080	*

TCV III (GP) (3)	3,657	*	2,357	1,300	*

TCV III, L.P. (3)	17,376	*	11,197	6,179	*

TCV III (Q), L.P. (3)	461,840	7.0	297,589	164,251	2.5

TCV III Strategic Partners, L.P. (3)	20,908	*	13,472	7,436	*

Sutter Hill Ventures, A California Limited Partnership (4)	1,148,935	16.0	895,186	253,749	3.5

Sutter Hill Entrepreneurs Fund (AI), L.P. (4)	9,288	*	8,854	434	*

Sutter Hill Entrepreneurs Fund (QP), L.P. (4)	23,522	*	22,418	1,104	*

Sutter Hill Associates, L.P. (4)	322,078	4.9	322,078	0	*

*	Less than 1%

(1)	Includes shares of common stock that may be acquired upon the conversion of Series B preferred stock as follows:

Selling Stockholder	Shares

TCV IV, L.P.	1,501,673

TCV IV Strategic Partners, L.P.	56,516

TCV III (GP)	2,285

TCV III, L.P.	10,852

TCV III (Q), L.P.	288,422

TCV III Strategic Partners, L.P.	13,057

Sutter Hill Ventures, A California Limited Partnership	895,186

Sutter Hill Entrepreneurs Fund (AI), L.P.	8,854

Sutter Hill Entrepreneurs Fund (QP), L.P.	22,418

Sutter Hill Associates, L.P.	322,078

(2)	For purposes of calculating the percentage of shares beneficially owned prior to the sale of the shares covered by this prospectus, the total number of shares of our common stock outstanding as of September 1, 2002, or 6,271,180 shares, plus any shares which the selling stockholder has the right to acquire within 60 days of that date, have been used. For purposes of calculating the percentage of shares beneficially owned after the sale of the shares covered by this prospectus, the shares issuable upon conversion of the Series B preferred stock held by the selling stockholder (which are covered by this prospectus), but not the other selling stockholders, have been included as outstanding.

(3)	Jay C. Hoag, a director of eLoyalty, is a managing member of Technology Crossover Management III, L.L.C. (“TCM III”) and Technology Crossover Management IV, L.L.C. (“TCM IV”). TCM III is the managing general partner of TCV III (GP) and the sole general partner of TCV III, L.P., TCV III (Q), L.P., and TCV III Strategic Partners, L.P. (the “TCV III Funds”), and TCM IV is the sole general partner of TCV IV, L.P. and TCV IV Strategic Partners, L.P. (the “TCV IV Funds”). Each of the TCV III Funds and the TCV IV Funds (collectively, the “TCV Funds”) hold of record shares of our stock, and TCM III and TCM IV may be deemed to have sole voting and investment power with respect to the shares of stock held by the TCV III Funds and the TCV IV Funds, respectively. As a result of their position as the managing members of TCM III and TCM IV, each of Mr. Hoag and Richard H. Kimball, the second managing member, may be deemed to have sole investment power and shared voting power over all shares of stock held by the TCV Funds. All of the shares of stock shown in the table are held of record by the TCV Funds. TCM III and TCM IV and Messrs. Hoag and Kimball disclaim beneficial ownership of such securities, except to the extent of their respective pecuniary interests therein. The address of each of the TCV Funds is: 528 Ramona Street, Palo Alto, California, 94301.

(4)	Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P., Sutter Hill Entrepreneurs Fund (QP), L.P., and Sutter Hill Associates, L.P. (the “Sutter Hill Funds”) hold of record shares of our stock. Tench Coxe, a director of eLoyalty, is a managing director of the general partner of each of these entities, other than Sutter Hill Associates, L.P., of which he is a general partner. In such capacity, Mr. Coxe is deemed to have shared voting and investment powers over all shares of eLoyalty stock held of record by such partnerships. Mr. Coxe disclaims beneficial ownership of such shares except to the extent of his pecuniary interest in such limited partnerships. The address of each of the Sutter Hill Funds is: 755 Page Mill Road, Suite A-200, Palo Alto, California, 94304.

PLAN OF DISTRIBUTION

      For purposes of this prospectus, selling stockholders include subsidiaries, affiliated partnerships, affiliates or partners or limited liability company members (including limited partners, retired partners, withdrawn members, spouses and ancestors, lineal descendants and siblings of such partners or spouses who acquire shares by gift, will or intestate succession) and other transferees and assignees of a selling stockholder named in “Selling Stockholders” under circumstances where such person had assigned to it the named selling stockholder’s registration rights with respect to those shares. The selling stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	cross or block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer or underwriter as principal and resale by the purchasers for their accounts pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	“at the market,” to or through market makers, or into an existing market for our common stock;

•	in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

•	options, swaps or other derivatives, whether exchange-listed or otherwise;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

      The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

      The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. The selling stockholders may enter into hedging transactions with broker-dealers and, in connection with these transactions, broker-dealers may engage in short sales of the shares. The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

      Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser or shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

      The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Neither the selling stockholders nor we can presently estimate the amount of such commission or discount. We know of no existing arrangements between the selling stockholders and any broker-dealers or agents.

      To the extent required, the following information will be set forth in a supplement to this prospectus:

•	information as to whether underwriters who the selling stockholders may select, or any other broker-dealer, is acting as principal or agent for the selling stockholders;

•	the compensation to be received by underwriters that the selling stockholders may select or by any broker-dealer acting as principal or agent for the selling stockholders; and

•	the compensation to be paid to other broker-dealers, in the event the compensation of such other brokers is in excess of usual and customary commissions.

      The selling stockholders and any other person participating in the distribution of the offered shares will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the offered shares by the selling stockholders or any other person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the offered shares to engage in market-making activities with respect to the particular offered shares being distributed. All of the foregoing may affect the marketability of the offered shares and the ability of any person or entity to engage in market-making activities with respect to the offered shares.

      Pursuant to the December 19, 2001 amended and restated investor rights agreement entered into with the selling stockholders, we have agreed to indemnify the selling stockholders against certain liabilities arising in connection with this offering, including liabilities under the Securities Act, or to contribute to payments that the selling stockholders may be required to make in that respect.

      We will make copies of this prospectus available to the selling stockholders and have informed them of the requirement for delivery of copies of this prospectus to purchasers at or before the time of any sale of the shares.

      Sales of a substantial number of shares of common stock by the selling stockholders, or the perception that sales could occur, could adversely affect the market price for shares of our common stock.

      There can be no assurance that the selling stockholders will sell any or all of their shares of common stock covered by this prospectus.

EXPENSES

      We have agreed to pay the expenses incurred in connection with the preparation and filing of this prospectus and the related registration statement, except for commissions of brokers or dealers and any transfer fees incurred in connection with the sales of the common stock by the selling stockholders, which will be paid by the selling stockholders. We have also agreed to pay the fees and expenses incurred in connection with the registration or qualification of the common stock for sale under state securities laws.

LEGAL MATTERS

      The validity of the shares of our common stock offered hereby will be passed upon for us by Mayer, Brown, Rowe & Maw, Chicago, Illinois.

EXPERTS

      The consolidated financial statements of eLoyalty Corporation incorporated in this Prospectus by reference to the Current Report on Form 8-K dated June 19, 2002, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other documents with the Securities and Exchange Commission under the Exchange Act. The Exchange Act file number for our Commission filings is 0-27975. Our commission filings made electronically through the Commission’s EDGAR system are available to the public at the Commission’s web site at http://www.sec.gov. You may also read and copy any document we file with the Commission at the Commission’s public reference room at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information regarding the operation of the Commission’s public reference room by calling the Commission at 1-800-SEC-0330.

      We have filed with the Commission a Registration Statement on Form S-3 under the Securities Act, and the rules and regulations promulgated thereunder, with respect to the common stock to be sold in this offering. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and the attached exhibits and schedules. The statements contained in this prospectus as to the contents of any contract, agreement or other document that is filed as an exhibit to the registration statement are not necessarily complete. Accordingly, each such statement is qualified in all respects by reference to the full text of such contract, agreement or document filed as an exhibit to the registration statement or otherwise filed with the Commission.

DOCUMENTS INCORPORATED BY REFERENCE

      The Commission allows us to “incorporate by reference” certain documents, which means that we can disclose important information to you by referring you to those documents. The information in the documents incorporated by reference is considered to be part of this prospectus, except to the extent that this prospectus updates or supersedes the information. We incorporate by reference the documents listed below which we have previously filed with the Commission:

•	our Annual Report on Form 10-K for the fiscal year ended December 29, 2001, including the portions incorporated by reference from our proxy statement in connection with our 2002 annual meeting of stockholders;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 30, 2002 and June 29, 2002;

•	our Current Reports on Form 8-K dated June 19, 2002 and August 13, 2002; and

•	the description of our common stock and preferred stock purchase rights contained in our Registration Statement on Form 8-A, including any amendments or reports filed for the purpose of updating this description.

      We also incorporate by reference the information contained in all other documents we file with the Commission under Section 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the completion of this offering. The information will be considered part of this prospectus from the date the documents are filed and will supplement or amend the information contained in this prospectus.

      We will provide without charge to each person to whom a copy of this prospectus is delivered, on the written or oral request of any such person, a copy of any and all of the documents incorporated herein by reference (other than exhibits not specifically incorporated herein by reference). Requests for such copies should be directed to eLoyalty Corporation, 150 Field Drive, Suite 250, Lake Forest, Illinois 60045, Attention: Investor Relations, Telephone: (847) 582-7000.

PROSPECTUS

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

      The following table sets forth the costs and expenses, payable by us in connection with the sale of the common stock being registered. All amounts are estimates except the Securities and Exchange Commission registration fee.

Registration fee	$1,299

Printing expenses	$5,000

Legal fees and expenses	$25,000

Accounting fees and expenses	$12,000

Miscellaneous expenses	$10,000

Total	$53,299

Item 15.	Indemnification of Directors and Officers.

      Section 145 of the Delaware General Corporation Law (“DGCL”) empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, and, for criminal proceedings, had no reasonable cause to believe his conduct was illegal. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation in the performance of his duty. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually and reasonably incurred.

      Our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, except that no indemnification will be provided to a director, officer, employee or agent if the indemnification sought is in connection with a proceeding initiated by such person without the authorization of the board of directors. The bylaws also provide that the right of directors and officers to indemnification shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the certificate of incorporation, bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws permit such indemnification.

      In accordance with Section 102(b)(7) of the DGCL, our amended Certificate of Incorporation provides that directors shall not be personally liable for monetary damages for breaches of their fiduciary duty as directors except for (i) breaches of their duty of loyalty to us or our stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law, (iii) certain transactions under Section 174 of the DGCL (unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) transactions from which a director derives an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any actions involving gross negligence.

      We have directors’ and officers’ liability insurance which provides, subject to certain policy limits, deductible amounts and exclusions, coverage for all persons who have been, are or may in the future be, directors or officers of the company, against amounts which such persons may pay resulting from claims against them by reason of their being such directors or officers during the policy period for certain breaches of duty, omissions or other acts done or wrongfully attempted or alleged. Such policies provide coverage in certain situations where we cannot directly provide indemnification under the DGCL.

      In addition, we have entered into indemnification agreements with certain of our directors and officers. The agreements provide them with, among other things, specific contractural rights to the maximum indemnification permitted by the DGCL.

      We have agreed to indemnify the stockholders selling securities pursuant to this Registration Statement and their respective directors, officers, employees and controlling persons against specified liabilities relating to this Registration Statement, including specific liabilities under the Securities Act of 1933. Each stockholder selling securities pursuant to this Registration Statement has agreed to indemnify us, our directors, officers, employees and controlling persons, each underwriter, if any, and its controlling persons against specified liabilities relating to information furnished by that stockholder to us in writing for inclusion in this Registration Statement, including specific liabilities under the Securities Act of 1933.

Item 16. Exhibits.

Exhibit
Number	Description

4.1	Certificate of Incorporation of eLoyalty, as amended (incorporated by reference to Exhibit 3.1 to eLoyalty’s Registration Statement on Form S-1 (Registration No. 333-94293) (the “S-1”)).
4.2	Certificate of Designation of Series A Junior Participating Preferred Stock of the Company (incorporated by reference to Exhibit 4.2 to Amendment No. 1 to eLoyalty’s Registration Statement on Form 8-A (File No. 0-27975) filed with the SEC on March 24, 2000 (the “8-A Amendment”)).
4.3	Certificate of Amendment to eLoyalty’s Certificate of Incorporation, effective 7:59 a.m., eastern time, December 19, 2001 (incorporated by reference to Exhibit 3.3 to eLoyalty’s Annual Report on Form 10-K for the year ended December 29, 2001, File No. 0-27975).
4.4	Certificate of Amendment to eLoyalty’s Certificate of Incorporation, effective 7:58 a.m., eastern time, December 19, 2001 (incorporated by reference to Exhibit 3.4 to eLoyalty’s Annual Report on Form 10-K for the year ended December 29, 2001, File No. 0-27975).
4.5	Certificate of Increase of Series A Junior Participating Preferred Stock of eLoyalty, filed December 19, 2001 (incorporated by reference to Exhibit 3.5 to eLoyalty’s Annual Report on Form 10-K for the year ended December 29, 2001, File No. 0-27975).
4.6	Certificate of Designation of 7% Series B Convertible Preferred Stock of eLoyalty, filed December 19, 2001 (incorporated by reference to Exhibit 3.6 to eLoyalty’s Annual Report on Form 10-K for the year ended December 29, 2001, File No. 0-27975).
4.7	By-Laws of eLoyalty (incorporated by reference to Exhibit 3.2 to the S-1).
4.8	Rights Agreement, dated as of March 17, 2000, between eLoyalty and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (incorporated by reference to Exhibit 4.1 to the 8-A Amendment).
4.9	Amendment, dated as of September 24, 2001, to the Rights Agreement between eLoyalty and Mellon Investor Services LLC (incorporated by reference to Exhibit 4.2 to eLoyalty’s Current Report on Form 8-K dated September 24, 2001, File No. 0-27975).
4.10	Certificate of Adjustment dated January 10, 2002 (incorporated by reference to Exhibit 4.3 to eLoyalty’s Annual Report on Form 10-K for the year ended December 29, 2001, File No. 0-27975).

Exhibit
Number	Description

4.11	Amended and Restated Investor Rights Agreement, dated as of December 19, 2001, by and among eLoyalty and the stockholders named therein (incorporated by reference to Exhibit 10.30 to eLoyalty’s Annual Report on Form 10-K for the year ended December 29, 2001, File No. 0-27975).
4.12	Letter Agreement, dated September 9, 2002, among eLoyalty and the stockholders named therein.
5.1	Opinion of Mayer, Brown, Rowe & Maw as to legality of securities being registered.
23.1	Consent of Mayer, Brown, Rowe & Maw (included in Exhibit 5.1).
23.2	Consent of PricewaterhouseCoopers LLP.
24.1	Powers of Attorney (included on signature page).

Item 17. Undertakings

(1) The undersigned Registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings set forth in paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

      (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(2) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 (other than the provisions relating to insurance), or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Registration Statement on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Forest, State of Illinois, on September 24, 2002.

eLOYALTY CORPORATION

By: /s/ KELLY D. CONWAY

Name: Kelly D. Conway
Title: President and Chief Executive Officer

POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kelly D. Conway and Timothy J. Cunningham, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the dates indicated:

Signature	Title	Date

/s/ KELLY D. CONWAY Kelly D. Conway	Director and Principal Executive Officer	September 24, 2002
/s/ TENCH COXE Tench Coxe	Chairman of the Board and Director	September 24, 2002
/s/ TIMOTHY J. CUNNINGHAM Timothy J. Cunningham	Principal Financial Officer and Principal Accounting Officer	September 24, 2002
/s/ JAY C. HOAG Jay C. Hoag	Director	September 24, 2002
/s/ JOHN T. KOHLER John T. Kohler	Director	September 24, 2002
/s/ MICHAEL J. MURRAY Michael J. Murray	Director	September 24, 2002
/s/ JOHN C. STALEY John C. Staley	Director	September 24, 2002

EXHIBIT INDEX

      The following documents are filed herewith or incorporated herein by reference.

Exhibit
Number	Description

4.1	Certificate of Incorporation of eLoyalty, as amended (incorporated by reference to Exhibit 3.1 to eLoyalty’s Registration Statement on Form S-1 (Registration No. 333-94293) (the “S-1”)).
4.2	Certificate of Designation of Series A Junior Participating Preferred Stock of the Company (incorporated by reference to Exhibit 4.2 to Amendment No. 1 to eLoyalty’s Registration Statement on Form 8-A (File No. 0-27975) filed with the SEC on March 24, 2000 (the “8-A Amendment”)).
4.3	Certificate of Amendment to eLoyalty’s Certificate of Incorporation, effective 7:59 a.m., eastern time, December 19, 2001 (incorporated by reference to Exhibit 3.3 to eLoyalty’s Annual Report on Form 10-K for the year ended December 29, 2001, File No. 0-27975).
4.4	Certificate of Amendment to eLoyalty’s Certificate of Incorporation, effective 7:58 a.m., eastern time, December 19, 2001 (incorporated by reference to Exhibit 3.4 to eLoyalty’s Annual Report on Form 10-K for the year ended December 29, 2001, File No. 0-27975).
4.5	Certificate of Increase of Series A Junior Participating Preferred Stock of eLoyalty, filed December 19, 2001 (incorporated by reference to Exhibit 3.5 to eLoyalty’s Annual Report on Form 10-K for the year ended December 29, 2001, File No. 0-27975).
4.6	Certificate of Designation of 7% Series B Convertible Preferred Stock of eLoyalty, filed December 19, 2001 (incorporated by reference to Exhibit 3.6 to eLoyalty’s Annual Report on Form 10-K for the year ended December 29, 2001, File No. 0-27975).
4.7	By-Laws of eLoyalty (incorporated by reference to Exhibit 3.2 to the S-1).
4.8	Rights Agreement, dated as of March 17, 2000, between eLoyalty and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (incorporated by reference to Exhibit 4.1 to the 8-A Amendment).
4.9	Amendment, dated as of September 24, 2001, to the Rights Agreement between eLoyalty and Mellon Investor Services LLC (incorporated by reference to Exhibit 4.2 to eLoyalty’s Current Report on Form 8-K dated September 24, 2001, File No. 0-27975).
4.10	Certificate of Adjustment dated January 10, 2002 (incorporated by reference to Exhibit 4.3 to eLoyalty’s Annual Report on Form 10-K for the year ended December 29, 2001, File No. 0-27975).
4.11	Amended and Restated Investor Rights Agreement, dated as of December 19, 2001, by and among eLoyalty and the stockholders named therein (incorporated by reference to Exhibit 10.30 to eLoyalty’s Annual Report on Form 10-K for the year ended December 29, 2001, File No. 0-27975).
4.12	Letter Agreement, dated September 9, 2002, among eLoyalty and the stockholders named therein.
5.1	Opinion of Mayer, Brown, Rowe & Maw as to legality of securities being registered.
23.1	Consent of Mayer, Brown, Rowe & Maw (included in Exhibit 5.1).
23.2	Consent of PricewaterhouseCoopers LLP.
24.1	Powers of Attorney (included on signature page).